Exhibit (a)(11)

Image Holdings Successfully Completes Tender Offer

for Shares of InFocus Corporation

WILSONVILLE, Ore.—Image Holdings Corporation, an Oregon corporation indirectly owned by John Hui, an accomplished entrepreneur and co-founder of e-Machines, today announced the successful completion of the tender offer by its wholly owned subsidiary, IC Acquisition Corp., to purchase all of the outstanding shares of common stock of InFocus Corporation (NASDAQ: INFS). The tender offer expired at 12:00 midnight, New York City time, on May 22, 2009.

The depositary for the tender offer has advised Image Holdings that a total of 37,338,451 shares of InFocus common stock were validly tendered and not validly withdrawn upon expiration of the offering period of the Offer, which represents approximately 91.0% of all InFocus’ outstanding shares of common stock. IC Acquisition Corp. has accepted for payment all InFocus shares validly tendered and not validly withdrawn in the tender offer.

In order to complete the acquisition of InFocus, IC Acquisition Corp. intends to effect a short-form merger as soon as legally permissible, without a meeting of the shareholders of InFocus, after which IC Acquisition Corp. will merge with and into InFocus, with InFocus becoming a wholly owned subsidiary of Image Holdings. In the merger, each outstanding share of InFocus common stock that is not owned by Image Holdings, IC Acquisition Corp., InFocus or any of their respective subsidiaries will be converted into the right to receive the same $0.95 per share, without interest and subject to any required withholding of taxes, that was paid in the tender offer. Holders of shares of InFocus common stock are not entitled to dissenters’ rights in connection with the merger.

“InFocus is a great brand and I assign significant value to the company’s extensive network of channel partners, innovative history and product leadership,” said John Hui, the controlling shareholder in Image Holdings. “I look forward to working with the InFocus management to return the company to a dominant position in the industry.”

“Just as the merger process closes, we open another chapter in the evolution of InFocus,” said Bob O’Malley, the president and CEO of InFocus. “Becoming a privately owned company will be good for InFocus customers, suppliers and employees. We will be able to shed the complexity of the public financial markets, prioritize longer term objectives and focus on what matters most to our customers – delivering innovative projection solutions.”

Averil Capital Markets Group, Inc. served as financial advisor to Image Holdings and IC Acquisition Corp, and Jones Day acted as legal advisor to Image Holdings and IC Acquisition Corp.

Thomas Weisel Partners LLC served as financial advisor to InFocus and its board of directors, and Garvey Schubert Barer acted as legal advisor to InFocus and its board of directors.

About John Hui

John Hui has more than 20 years of experience in technology, computer and computer-related businesses. Mr. Hui has successfully owned a number of tech-related operations and continues to acquire, build and sell various organizations today. His background includes founding and running KDS USA, a US$400 million distributor of monitors and notebooks; co-founding eMachines, a US$1 billion computer company, and its subsequent sale to Gateway, Inc.; and purchasing Packard-Bell BV, a European computer distributor, and its subsequent sale to Acer Inc. In addition to his background in the PC and related peripherals industries, Mr. Hui oversees various investments in the data storage, telecommunications, web applications and related I.T. areas. Mr. Hui is a US citizen and has lived in this country since 1973. He has BS and MBA degrees and is a certified internal auditor. He was a former Citicorp resident inspector (internal audit).

About InFocus Corporation

InFocus is the industry pioneer and a global leader in the digital projection market. The company’s digital projectors make bright ideas brilliant everywhere people gather to communicate and be entertained – in meetings, presentations, classrooms and living rooms around the world. Backed by more than 20 years of experience and innovation in digital projections, and over 245 patents, InFocus is dedicated to setting the industry standard for large format visual display. The company is based in Wilsonville, Oregon with operations in North America, Europe and Asia. InFocus is listed on NASDAQ under the symbol INFS. For more information, visit the company’s website at www.infocus.com.

Forward-Looking Statements

This press release contains forward-looking statements including statements concerning the proposed acquisition of InFocus and the expected completion of the transaction. Investors are cautioned that all forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Factors that could cause actual results to differ from these forward-looking statements include, but are not limited to, conditions affecting the industries in which InFocus operates, the parties’ ability to satisfy the conditions to and consummate the merger, the ability of InFocus to realize anticipated cost savings, and other risk factors found in the InFocus annual report on Form 10-K for the year ended December 31, 2008, and quarterly report on Form 10-Q for the period ended March 31, 2009. The forward-looking statements contained in this press release speak only as of the date on which they are made and InFocus, Image Holdings and Purchaser do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release, except as required by applicable law.

Averil Capital Markets Group, LLC

Diana Maranon, 310-553-5351

Managing Partner

dmaranon@averil.com

or

InFocus

Lisa K. Prentice, 503-685-8980

Chief Financial Officer

or

David Woolf, 503-685-8952

Vice President of Marketing

david.woolf@infocus.com